EXHIBIT 21

Airspan's Subsidiaries

Airspan Communications (Ireland) Limited (Ireland)

Airspan Communications Holdings (Ireland)

Airspan Communications Limited (UK)

Airspan Networks PTY Ltd (Australia)

Airspan Communications (Shanghai) Co. Ltd (China)

Airspan Networks Eastern Europe Ltd (UK)

P.T. Airspan Networks Indonesia (Indonesia)

Airspan Networks (Israel) Ltd (Israel)

Airspan Japan Kabushiki Kaisha (Japan)

Airspan Networks South Africa Pty Limited (South Africa)

WW Broadband Limited (UK)